UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

IDEAYA Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

45166A 102

(CUSIP Number)

May 28, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45166A 102

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group (a) (b)
3	SEC use only
4	Citizenship or place of organization Delaware, U.S.A.
		5	Sole voting power
Number of shares beneficially owned by each reporting person with			1,633,253
		6	Shared voting power -0-
		7	Sole dispositive power 1,633,253
		8	Shared dispositive power
-0-
9	Aggregate amount beneficially owned by each reporting person 1,633,253
10	Check box if the aggregate amount in Row (9) excludes certain shares
11	Percent of class represented by amount in Row (9) 8.4%
12	Type of reporting person CO

Item 1(a).	Name of Issuer:

IDEAYA Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7000 Shoreline Court, Suite 350

South San Francisco, California 94080

Item 2(a).	Name of Person Filing:

Celgene Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Celgene Corporation 86 Morris Avenue

Summit, New Jersey 07901

Item 2(c).	Citizenship:

Delaware, U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

45166A 102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,633,253 shares of Common Stock

(b)	Percent of class: 8.4%

Based on 19,478,654 shares of Common Stock outstanding upon the closing of the Issuer’s initial public offering (without giving effect to the underwriters’ option to purchase additional shares), as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on May 24, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,633,253 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

1,633,253 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2019	CELGENE CORPORATION

	By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: Executive Vice President and General Counsel